Filed Pursuant to Rule 424(b)(4)

Registration No. 333-235295

PROSPECTUS

15,000,000 Shares of Common Stock

SG Blocks, Inc.

We are offering 15,000,000 shares of our common stock in this offering at a price of $0.15 per share.

Our common stock is listed on The Nasdaq Capital Market under the symbol “SGBX.” On December 10, 2019, the last reported sale price of our common stock on The Nasdaq Capital Market was $0.22 per share. The public offering price per share of our common stock was determined between us, the underwriter and investors based on market conditions at the time of pricing and was at a discount to the current market price of our common stock.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$0.15	$2,250,000
Underwriting discounts and commissions(1)(2)	$0.012	$180,000
Proceeds to us, before expenses	$0.138	$2,070,000

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds (excluding any proceeds from the over-allotment option) of this offering payable to the representative of the underwriters.

(2)	We have also agreed to reimburse the underwriters for certain expenses incurred in connection with this offering. See “Underwriting” beginning on page 32 of this prospectus for a description of the compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to 2,150,000 additional shares of common stock from us solely to cover over-allotments, if any.

We expect that delivery of the shares of common stock offered hereby against payment will be made on or about December 13, 2019.

ThinkEquity

a division of Fordham Financial Management, Inc.

The date of this prospectus is  December 10, 2019

sgblocks
WE REPURPOSE
SHIPPING CONTAINERS INTO
ICONIC STRUCTURES

STARBUCKS
COFFEE

TACO BELL
FEED
THE
BEAT

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You should rely only on the information contained in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities covered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” in the prospectus. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside of the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable. We are ultimately responsible for all disclosure included in this prospectus.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties thereto, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Except where the context requires otherwise, in this prospectus the “Company,” “SG Blocks,” “SGB,” “we,” “us” and “our” refer to SG Blocks, Inc., a Delaware corporation formed in December 1993, and, where appropriate, its wholly owned subsidiary, SG Building Blocks, Inc., a Delaware corporation.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detail elsewhere in this prospectus and in the documents incorporated by reference herein. This summary highlights selected information contained elsewhere in this prospectus. This summary is not intended to be complete and does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 9 and other documents or information included or incorporated by reference in this prospectus before making an investment decision.

Company Overview

Using our proprietary technology and design and engineering expertise, we modify code-engineered cargo shipping containers and purpose-built modules for use for safe and sustainable commercial, industrial and residential building construction. Rather than consuming new steel and lumber, our proprietary technology and engineering expertise allows for the redesign, repurpose and conversion of heavy-gauge steel cargo shipping containers into SGBlocks™, which are safe green building blocks for commercial, industrial, and residential building construction (“SGBlocks”). Our technology and expertise is also used to purpose-build modules, or prefabricated steel modular units customized for use in modular construction (“SGPBMs” and, together with SGBlocks, “Modules”), primarily to augment or complement an SGBlocks structure.

Prior to October 2019, our business model was solely a project-based construction model pursuant to which we were responsible for the design and construction of finished products that incorporated our technology primarily to customers in the multi-family housing, restaurant, military and education industries throughout the United States. In October 2019, we changed our business model for our residential building construction to a royalty fee model when we entered into a five year exclusive license with CPF GP 2019-1 LLC (“CPF”) pursuant to which CPF licensed on an exclusive basis our proprietary technology, intellectual property, any improvements thereto, and any related permits, with the right to develop and commercialize products in the United States and its territories within the field of design and project management platforms for residential use, including, without limitation, single-family residences and multi-family residences, but specifically excluding military housing. The Ridge Avenue Project, a residential housing project in Atlanta (See “Recent Developments” below) has also been excluded from the CPF license. Now, in the United States with respect to residential construction (other than the excluded residential structures) we are not permitted to and are no longer responsible for constructing the Modules that are based on our technology or the related costs and instead that service (including with respect to agreement that were in existence as of the effective date of the license with CPF) is performed by CPF and its subcontractors and any revenue for such residential construction will no longer generated from sales of products directly to the end customer but instead will be generated from royalties received from CPF based on the gross revenue that CPF receives from sales of products that are based upon our technology. Depending upon the success of this new business model, we may expand the licensing business model to commercial and industrial construction. We also are continuing to seek opportunities and potential projects in other target markets, which may develop into licensing opportunities in the future.

License Agreement with CPF GP 2019-1 LLC

On October 3, 2019, we entered into an Exclusive License Agreement (the “License Agreement”) with CPF, which at the time was one of our customers, pursuant to which we granted CPF an exclusive license (the “License”) solely within the United States and its legal territories to commercialize our proprietary technology, intellectual property, any improvements thereto, and any related permits, in order to develop and commercialize products within the field of design and project management platforms for residential use, including, without limitation, single-family residences and multi-family residences, but specifically excluding military housing. The Ridge Avenue Project described below has also been excluded from the License. The License Agreement has an initial term of five (5) years and will automatically renew for subsequent five (5) year periods. The License Agreement provides for customary termination provisions, including the right by us to terminate if CPF fails to make minimum royalty payments (as described below).

In consideration for the License, during the initial term, CPF agreed to pay us a royalty of (i) five percent (5%) on the first $20,000,000 of gross revenues derived from CPF’s commercialization of the License (net of customary discounts, sales taxes, delivery charges, and amounts for returns) (the “Gross Revenues”), (ii) four and one-half percent (4.5%) on the next $30,000,000 of Gross Revenues, and (iii) five percent (5%) on all Gross Revenues thereafter (collectively, the “Royalty”), subject to the following minimum royalty payments determined on a cumulative basis during the initial term: $500,000 in year 1, $750,000 in year 2, $1,500,000 in year 3, $2,000,000 in year 4, and $2,500,000 in year 5. If the License Agreement is extended beyond the initial term, then the parties will negotiate in good faith the royalty rate and the minimum royalty payments for the renewal term(s). In addition, to the extent CPF sublicenses any aspect of the License to a sublicensee, CPF will pay to us fifty percent (50%) of all payments received by CPF from such sublicensee. We may also provide CPF with professional services with respect to the License, and CPF will reimburse us for employees’ time, materials, and expenses incurred in providing such professional services. CPF also separately agreed to reimburse us for any third-party expenses incurred by us in developing our remaining and future residential projects.

The License Agreement provides for customary indemnification obligations between the parties and further provides that CPF will indemnify us for any claims arising out of the commercialization of the License by CPF or any of its subsidiaries, contractors, or sublicensees. In addition, the License Agreement provides that we will provide CPF with cost estimates for the fabrication and manufacturing of residential projects in our existing pipeline as of the date of the License Agreement, and if such projects cannot be reasonably constructed and installed at or below such estimates, then CPF may withhold payment of any royalty due to us under the License Agreement on a dollar-for-dollar basis to offset the costs above the originally estimated amounts.

The Products Produced with Our Technology

The building products developed with our proprietary technology and design and engineering expertise are generally stronger, more durable, environmentally sensitive, and erected in less time than traditional construction methods. The use of the SGBlocks building structure typically provides between four to six points towards the Leadership in Energy and Environmental Design (“LEED”) certification levels, including reduced site disturbance, resource reuse, recycled content, innovation in design and use of local and regional materials. Due to the ability of SGBlocks to satisfy such requirements, we believe the products produced utilizing our technology and expertise is a leader in environmentally sustainable construction.

There are three core product offerings that utilize our technology and engineering expertise. The first product offering involves GreenSteel™ modules, which are the structural core and shell of an SGBlocks building. We procure the containers, engineer required openings with structural steel enforcements, paint the SGBlocks and then delivers them on-site, where the customer or a customer’s general contractor will complete the entire finish out and installation. The second product offering involves replicating the process to create the GreenSteel product and, in addition, installing selected materials, finishes and systems (including, but not limited to floors, windows, doors, interior painting, electrical wiring and fixtures, plumbing outlets and bathrooms, roofing system) and delivering SGBlocks pre-fabricated containers to the site for a third party licensed general contractor to complete the final finish out and installation. Finally, the third product offering is the completely fabricated and finished SGBlocks building (including but not limited to floors, windows, doors, interior painting, electrical wiring and fixtures, plumbing outlets and bathrooms, roofing systems), including erecting the final unit on site and completing any other final steps. The building is ready for occupancy and/or use as soon as installation is completed. Construction administration and/or project management services are typically included in our product offerings.

ESR Approval

In April 2017, the ICC Evaluation Service, LLC (“ICC-ES”) granted us an Evaluation Service Report (“ESR”) for the SGBlocks structural building materials. We believe we are the first modular building company to receive such certification. Our ESR indicates that the ICC-ES recognizes the suitability and technical capabilities of the SGBlocks structural building materials for use in compliance with the International Building Code and Residential Code, the California Building Code and Residential Code, and the Florida Building Code—Building and Residential. We believe our ESR has expedited reviews and approvals by state and local building departments, helped the SGBlocks concept gain wider acceptance in the construction industry and opened up licensing opportunities internationally We also believe the ESR will make it more difficult for other companies in the industry to compete with us because the quality control and design acceptance criteria are specific to us and our associated facilities.

Our ESR is site-specific; therefore, only the inspected and approved facilities can place the ICC-ES mark on the containers. We currently source or fabricate our SGBlocks from 18 facilities located throughout the continental United States. The ICC-ES has currently approved six of these facilities to place the ICC-ES medallion and we will seek ICC-ES approval for additional facilities on an as needed basis. Each of these facilities undergo an annual inspection by ICC-ES. Currently, each of these facilities has been re-certified by ICC-ES and is current with their recertifications. All SGBlocks manufactured at these facilities have an ESR medallion that validates the quality control process.

Because our ESR does not cover SGPBMs, this certification does not extend to buildings constructed using SGPBMs.

Target Markets

To date, the target markets for the products that utilize our technology and expertise have been the new construction market in the United States. The Modules that utilize our technology and expertise have a particular application in a number of segments, including:

●	Single-Family and Multi-Family Housing

●	Restaurants and Quick Service Restaurants

●	Military

●	Education/Student Housing

●	Equipment Enclosures and Stacking Solutions

●	Office and Commercial

●	Hospitality and Entertainment

●	Athletic facilities and support structures

In addition, future target markets for expansion of such products include data centers, warehouse/public storage, reclamation/drop off centers and medical.

Our Competitive Strengths

Although the construction industry is highly competitive, we are committed to educating the real estate community on the benefits of our technology and expertise and positioning the products that utilize our technology and expertise as complementary to the strategy of developers, rather than as competition. We and CPF may compete for building opportunities with regional, national and international builders that possess greater financial, marketing and other resources than we do, and competition within the general construction industry may increase if there is future consolidation in the land development and construction industry or from new building technologies that could arise. Within the modular building space, we compete against a small number of companies providing modular-building services. The principal competitive factors in our business include, but are not limited to, the availability of building materials; technical product knowledge and expertise; previous experience in modular construction; consulting or other service capabilities; pricing of products; and the marketability of our ESR within the structural building space.

We believe we can distinguish ourselves from our competitors on the basis of our ESR, quality, cost and construction time savings when utilizing our technology and expertise. Our proprietary construction method is typically less expensive than traditional construction methods, particularly in urban locations and multi-story projects, and construction time is also generally reduced by using our construction method, reducing both construction and soft costs substantially. SGBlocks are designed to be hurricane-, tornado- and earthquake-resistant and able to withstand harsh climate conditions. The flexibility and the stack-ability of the Modules allows architects, developers and owners to design Modules to meet their specific needs. In addition, our management team has a breadth of knowledge in the modular building industry with a combined 130 years of experience. Our experience in a wide range of construction applications, including office, enclosures, residential, commercial, quick service restaurants, experiential and restaurant applications, gives us an advantage over our competition through the use of market-based prototypes.

Our Customers

We and CPF market to a broad customer base, comprised primarily of contractors, home builders, building owners and other resellers across the continental United States and we also market our services and technology to customers in Canada.

Our Suppliers and Partners

Although the primary use of shipping containers is for transportation, when constructing SGBlocks we use standard materials to modify the container shell structure and finish out the modules. We utilize the same suppliers and materials used by conventional construction. Materials such as windows, doors, insulation mechanical systems, electrical systems and other such supplies are all off-the-shelf materials and equipment commonly available and used in the industry.

One of the main suppliers for our containers is ConGlobal Industries, Inc. (“ConGlobal”), an independent third party, with whom we have an exclusive 10-year Collaboration and Supply Agreement (the “ConGlobal Agreement”) through May 14, 2024. ConGlobal is one of the largest depot operators in the United States. This arrangement provides us with a reliable source of supply of certified shipping containers. The ConGlobal Agreement provides that ConGlobal will be our exclusive supplier of SGBlocks for housing, office and retail uses generally constructed as permanent structures within the continental United States within a 50 mile radius of an existing ConGlobal site and ConGlobal will not supply shipping containers modified for building purposes to any entity competing with us during the term of the agreement. The Company believes it has access to alternative suppliers, with limited disruption to the business, should circumstances change with its existing suppliers.

Intellectual Property

We operate under our United States registered trademarks “SGBlocks” and “GreenSteel” and our trademarked “SG” logo. In addition, our subsidiary has a United States patent application pending directed to a system and method for conversion of intermodal shipping containers to universal building modules. Specifically, the application relates to prefabricated modular construction of a structure utilizing converted shipping containers.

Our subsidiary has also submitted a United States patent application for a portable blast containment and security checkpoint device intended for use at public events.

The two applications described above are pending examinations by the United States Patent and Trademark Office. Furthermore, there can be no assurances that the applications will mature into issued patents or, if they do mature into issued patents, that any claims that may be allowed will provide sufficient protection to exclude competitors from the market.

Government Regulation and Approval

The design and construction of buildings is controlled at the project level, with local and state municipalities having jurisdiction in most cases. All buildings, conventionally built or modularly built, are subject to published building codes and criteria that must be achieved during the architectural and engineering phase in order to be approved for construction. There are no specific regulations that impact our technology. While much of the regulation in our industry occurs at the project level, we are subject to various federal, state and local government regulations applicable to the business in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety, workplace safety, transportation, zoning and fire codes. We strive to operate in accordance with applicable laws, codes and regulations. We believe we are in compliance in all material respects with existing applicable environmental laws and regulations and, in addition, that our employment, workplace health and workplace safety practices comply with related regulations.

Employees

As of November 20, 2019, we directly employed seven full-time employees and engaged outside professional firms and subcontractors to deliver projects to customers.

Recent Developments

Multifamily Projects

On July 26, 2019, CPF completed a $5.0 million equity financing for the purpose of developing the first phase of construction of a 302-unit multifamily project in Sullivan County, New York (the “Monticello Project”). Concurrently, CPF acquired 16 acres of undeveloped land in Sullivan County, New York on which the Monticello Project will be built.

In addition, on September 30, 2019, we entered into a right of first refusal agreement with a developer on a proposed 100-unit affordable housing residential building in Atlanta, to be known as The Ridge Avenue Project.   This agreement is not subject to the License Agreement with CPF.

Loan Extension

On October 3, 2019, we entered into a Loan Agreement and Promissory Note with CPF, which was amended on October 15, 2019 and November 7, 2019 (the “Loan Agreement”) pursuant to which we agreed to loan CPF a principal amount of $750,000 at an annual interest rate of five percent (5%), with a maturity date of July 31, 2023. Under the Loan Agreement, as amended we agreed advance to CPF the first installment of the principal amount, equal to $500,000, no later than January 31, 2020 and to advance to CPF the second installment of the principal amount, equal to $250,000, no later than April 15, 2020. As security for this loan, we will receive a security interest in all of CPF’s membership interests in its subsidiary, CPF MF 2019-1 LLC. We intend to use the proceeds of this offering to fulfill our obligations under the Loan Agreement.

Financing

On November 12, 2019, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor, pursuant to which we issued to the investor a senior secured convertible debenture in the principal amount of $480,770 (the “Debenture”) for proceeds of $375,000 (representing an original issue discount of 22%). The Debenture is due 110 days after issuance and is secured under a Security Agreement, dated November 12, 2019, entered into with the investor (the “Security Agreement”) by a security interest in all of our existing and future assets, subject to existing security interests and exceptions. The Company has the right to redeem all or a portion of the outstanding principal of the Debenture (i) prior to the maturity date without interest and with no conversion by the investor and (ii) after the maturity date at a premium of 120%, and with interest accruing at 24% from the maturity date. The Debenture is convertible into shares of our common stock only upon (i) the occurrence of an Event of Default (as defined in the Debenture) or (ii) at maturity in the event any principal remains outstanding, at a conversion price equal to the lower of (x) 67.5% of the lowest daily VWAPs of the common stock during the five consecutive trading days immediately preceding the Event of Default or date of maturity or (y) if the Debenture is not fully paid as of the Maturity, the lowest daily VWAP during the ten (10) consecutive trading days immediately preceding the date of the applicable Conversion, and based on a conversion amount determined by the product of (x) the portion of the principal and accrued interest to be converted and (y) 120% or (y) if the Debenture is not fully paid as of the Maturity Date and no conversions have been effected under the Debenture, the lowest daily VWAP during the ten (10) consecutive Trading Days immediately preceding the date of the applicable Conversion; provided, however, that we will not issue any shares of common stock upon conversion of the Debenture if the investor would exceed the aggregate number of shares of common stock which we may issue upon conversion or exercise (as the case may be) of the Debenture without breaching our obligations under the rules or regulations of the Nasdaq Stock Market, including rules related to the aggregate of offerings under NASDAQ Listing Rule 5635(d). The proceeds of the Debenture were used for working capital purposes. We will repay the Debenture with the proceeds from the offering (see “Use of Proceeds” herein).

General Corporate Information

We were incorporated in the State of Delaware on December 29, 1993 under the name CDSI Holdings, Inc. On November 4, 2011, CDSI Merger Sub, Inc., our wholly-owned subsidiary, completed a reverse merger with and into SG Building Blocks, Inc. (“SG Building”), with SG Building surviving the reverse merger as our wholly owned subsidiary. We primarily conduct our current operations through SG Building. Prior to our emergence from bankruptcy in June 2016, our common stock was quoted on the OTC Bulletin Board. In June 2017, we completed a public offering of our common stock, which currently trades on the Nasdaq Capital Market under the symbol “SGBX.”

“SG BlocksTM”, GreenSteel™ and the SG logo are our trademarks. All other trademarks and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	15,000,000 shares of our common stock

Public offering price per share of common stock	$0.15 per share

Over-allotment option	We have granted a 45-day option to the representative of the underwriters to purchase up to 2,150,000 additional shares of common stock from us solely to cover over-allotments, if any, from us at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding after the offering	21,007,791 shares of our common stock. If the underwriter’s over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be 23,157,791.

Use of Proceeds	We currently intend to use the net proceeds from this offering as follows: (i) $480,770 to repay the outstanding principal amount of the Debenture that matures on March 1, 2020, is secured by a lien on all of our assets and does not bear interest unless there is an event of default; (ii) $750,000 to fund our obligation to CPF under the Loan Agreement and (iii) the remaining net proceeds will be used for general working capital purposes. See “Use of Proceeds.”

Risk Factors	See the section entitled “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Nasdaq Capital Market symbol and trading	Our common stock is listed on The Nasdaq Capital Market under the symbol “SGBX.”

The number of shares of common stock shown above to be outstanding after this offering is based on 6,007,791 shares outstanding as of November 18, 2019, and the issuance and sale of  15,000,000 shares of our common stock in this offering.

Unless we indicate otherwise, all information in this prospectus:

●	assumes no exercise by the underwriters of their over-allotment option;

●	excludes 1,080,059 shares of our common stock issuable upon exercise of outstanding options under our equity incentive plans at a weighted-average exercise price of $4.05 per share;

●	excludes 1,063,775 shares of our common stock reserved for issuance upon the exercise of outstanding warrants with a weighted-average exercise price of $1.76 per share;

●	excludes 429,666 shares of our common stock issuable upon vesting of outstanding restricted stock units under our equity incentive plans; and

●	excludes up to 1,200,957 shares of our common stock issuable upon conversion of the Debenture after the maturity date or following an Event of Default under the Debenture (we will repay the Debenture with the proceeds from this offering, in which case no conversion shares will be issued).

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of or for the fiscal years ended December 31, 2018 and 2017 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary statement of operations data for the nine months ended September 30, 2019 and 2018 and the summary balance sheet data as of September 30, 2019 were derived from our unaudited financial statements and related notes that are incorporated by reference in this prospectus. In our opinion, such unaudited consolidated financial statements include all adjustments consisting of only normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical financial data presented below is not necessarily indicative of our financial results in future periods. You should read the summary consolidated financial data together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information contained or incorporated by reference in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles.

	For the nine months ended September 30,		For the Year ended December 31,
	2019	2018	2018	2017
Statement of Operations Data:
Total Revenue	$2,647,558	$5,932,150	$8,190,712	5,061,585
Total Cost of Revenue	2,018,392	5,512,140	(7,647,979)	(4,427,778)
Operating expenses:
Payroll and related expenses	1,832,333	1,589,935	2,166,212	1,813,446
General and administrative expenses	1,318,390	1,538,441	2,760,212	1,753,236
Marketing and business development expense	194,591	311,965	387,400	271,092
Pre-project expenses	19,726	49,964	74,629	57,192
Total	3,365,040	3,490,305	5,388,896	3,894,966
Operating loss	(2,735,874)	(3,070,295)	(4,846,163)	(3,261,159)
Other (expense) income, net	(52,039)	4,808	2,142	(1,251,521)
Income tax expense	—	—	—	—
Net loss	(2,787,913)	(3,065,487)	(4,844,021)	(4,512,680)
Less: Net loss attributable to non-controlling interest	—	(52,445)	—	—
Net loss attributable to common stockholders of SG Blocks, Inc.	(2,787,913)	(3,013,042)	(4,844,021)	(4,512,680)
Net loss per share – basic and diluted	(0.56)	(0.71)	(1.14)	(1.95)
Weighted average shares outstanding- basic and diluted	4,938,547	4,260,041	4,260,048	2,310,066

	September 30, 2019 Unaudited
	Actual	Pro Forma (1)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$1,953	376,953	$1,643,683
Total Current assets	$1,611,866	1,986,866	$3,253,596
Property, plant and equipment, net	$12,671	12,671	$12,671
Total Assets	$8,121,796	8,496,796	$9,763,526
Total Current liabilities	$2,048,547	2,423,547	$2,048,547
Common stock	$60,079	60,079	$210,079
Additional paid-in-capital	$19,464,360	19,464,360	$21,061,860
Accumulated deficit	$(13,451,190)	(13,451,190)	$(13,556,960)
Total Liabilities and Stockholders’ Equity	$8,121,796	$8,496,796	$9,763,526

(1)	On a pro forma basis to give effect to the issuance of the Debenture of $480,770, net of OID discount and the receipt of cash proceeds of $375,000 from the issuance of the Debenture.

(2)	On a pro forma as adjusted basis to give effect to (i) the sale by us of 15,000,000 shares of common stock in this offering , after deducting the estimated underwriting discounts and commissions and estimated offering expenses and (ii) the repayment of the outstanding principal amount of the Debenture ($480,770) that matures on March 1, 2020.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our securities. You should also consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in Part I of our Annual Report on Form 10-K for the year ended December 31, 2018 and Item 1A, “Risk Factors,” in Part II in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 and any updates or other risks contained in other filings that we may make with the Securities and Exchange Commission (“SEC”) after the date of this prospectus, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. If any of these risks actually occur, our business, results of operations and financial condition could suffer. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to this Offering

You will experience immediate and substantial dilution in the book value per share of the common stock you purchase.

The public offering price per share of our common stock is substantially higher than the net tangible book value per share of our common stock immediately prior to the offering. After giving effect to the sale of the shares of our common stock in this offering, purchasers of our common stock in this offering will incur immediate dilution in the net tangible book value of the common stock they acquire. For a further description of the dilution that investors in this offering will experience, see “Dilution.”

In addition, to the extent that outstanding warrants or options have been or may be exercised, the Debenture is converted into shares of common stock or other shares issued, you may experience further dilution.

Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering will be used (i) to repay the outstanding principal amount of the Debenture that matures on March 1, 2020, is secured by a lien on all of our assets and does not bear interest unless there is an event of default; (ii) to fund our obligation to CPF under the Loan Agreement and (iii) the remaining net proceeds will be used for general working capital purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline.  The net proceeds may be used for corporate purposes that do not improve our operating results or enhance the value of our common stock.

Risks Relating to our Company

If we are not successful in our efforts to increase sales or raise capital, we could experience a shortfall in cash over the next twelve months, and our ability to obtain additional financing on acceptable terms, if at all, may be limited.

On December 31, 2018 and 2017, we had cash and cash equivalents of $1,368,395 and $4,900,857, respectively. However, during the fiscal years ended December 31, 2018 and 2017, we reported a net loss of $4,844,021 and $4,512,680, respectively, and used $3,452,234 and $1,242,107 of cash for operations, respectively. On September 30, 2019, we had cash and cash equivalents of $1,953 and during the nine months ended September 30, 2019 and 2018, respectively, we reported a net loss of $2,787,913 and $3,013,042, respectively, and used $2,500,387 and $1,905,411 of cash for operations, respectively. If we are not successful with our efforts to increase revenue, we could experience a shortfall in cash over the next twelve months. If there is a shortfall, we may be forced to reduce operating expenses, among other steps, all of which would have a material adverse effect on our operations going forward.

Even if this offering is successful, we may also seek to obtain debt or additional equity financing to meet any cash shortfalls. The type, timing and terms of any financing we may select will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. However, there can be no assurance that we will be able to secure additional funds if needed and that, if such funds are available, the terms or conditions would be acceptable to us. If we are unable to secure additional financing, further reduction in operating expenses might need to be substantial in order for us to ensure enough liquidity to sustain our operations. Any equity financing would be dilutive to our stockholders. If we incur debt, we will likely be subject to restrictive covenants that significantly limit our operating flexibility and require us to encumber our assets. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, or otherwise respond to competitive pressures will be significantly limited. Any of the above limitations could force us to significantly curtail or cease our operations, and you could lose all of your investment in our common stock. These circumstances have raised substantial doubt about our ability to continue as a going concern, and continued cash losses may risk our status as a going concern. Our consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

We have incurred net losses in prior periods, and there can be no assurance that we will generate income in the future, or that we will be able to successfully achieve or maintain our growth strategy.

Our ability to achieve profitability will depend upon our ability to generate and sustain substantially increased revenues. We may continue to incur operating losses in the future as we execute our growth strategy. Although we expect that our expenses will decline due to our new business model, there can be no assurance that our revenue from royalties will exceed our expenses, especially since we anticipate that most of our expenses will be fixed expenses that we will not be dependent upon revenue generated. The likelihood that we will generate net income in the future must be considered in light of the difficulties facing the construction industry as a whole, economic conditions and the competitive environment in which we operate. Our operating results for future periods are subject to numerous uncertainties, and we may not achieve sufficient revenues to sustain or increase profitability. In addition, we may be unable to successfully achieve or maintain our growth strategy, including our ability to expand into new geographic markets.

The failure to comply with the terms of the Secured Convertible Debenture could potentially result in action against our pledged assets and/or the issuance of a significant number of shares of our common stock.

In our November 2019 debt financing, we received a cash payment in the aggregate amount of $375,000 pursuant to a Securities Purchase Agreement that we entered into with RedDiamond Partners LLC (the “Lender”), and we issued to the Lender the Debenture in the aggregate principal amount of $480,770 (representing an original issue discount of 22%), which Debenture is secured by a security interest in all of our existing and future assets, subject to existing security interests and exceptions. The Debenture requires that we repay the loan in 110 days and that we meet various covenants. If we fail to comply with the terms of the Debenture and/or the related agreements, the Lender could declare a note default and if the default were to remain uncured, the Lender have the right to proceed against any or all of the collateral securing debenture. Any action by the Lender to proceed against our assets would likely have a serious disruptive effect on our business operations. In addition, the Debenture is convertible into shares of our common stock upon (i) the occurrence of an Event of Default (as defined in the Debenture) and (ii) maturity in the event any principal remains outstanding, which could result in the issuance of up to 19.99% of our issued and outstanding shares of common stock as of the date of the Debenture and result in additional dilution to investors. We intend to repay the aggregate principal amount of the Debenture out of the proceeds of this offering.

Our residential construction business model depends upon a third-party licensee who is outside our control.

We entered into an exclusive license agreement with CPF, pursuant to which we granted CPF an exclusive license solely within the United States and its legal territories to commercialize our technology, intellectual property, any improvements thereto, and any related permits, in order to develop and commercialize products within the field of design and project management platforms for residential use, including, without limitation, single-family residences and multi-family residences, but specifically excluding military housing. Under the terms of the License Agreement, CPF is to provide us with royalties based upon its sale of products that utilize the licensed technology. Inasmuch as CPF has an exclusive license in the United States, which is the only territory to date where we have been retained to construct products for use for residences, unless we were to either expand residential construction product sales to territories outside of the United States or enter into licensing arrangements similar to that with CPF for sales of products that utilize our technology outside of the United States for residential use or in the United States for business not cover by the License, such as military residences and commercial and industrial construction, we will be totally dependent upon CPF for our revenue for residential construction. CPF is an independent entity and we cannot control the amount or timing of resources that it devotes to such commercialization efforts. CPF may not assign as great a priority to such commercialization efforts or pursue them as diligently as we would if we were undertaking such commercialization ourselves. If CPF or any other licensee fails to devote sufficient time and resources to such commercialization efforts, or if its performance is substandard our ability to generate revenue may be adversely affected. CPF may also have relationships with other commercial entities, some of whom may compete with us. If CPF assists our competitors at our expense, our competitive position would be harmed. In addition, upon certain extraordinary events, CPF is entitled to terminate the license agreement in which case we would be forced to incur the costs to commercialize products for residential construction unless another licensee were found.

Our residential construction business is difficult to evaluate because we are currently focused on a new business model and have very limited operating history and limited information.

We recently engaged in a new licensing business model for our residential construction business in the United States. We have entered into one license agreement for use of our technology for construction of residences in the United States and if successful, we intend to expand our model and enter into additional similar agreements. There is a risk that we will be unable to successfully generate revenue from this new business model and that we will be unable to enter into additional licensing agreements or that any additional agreements that we enter into will be on favorable terms. Although we believe that we will experience cost savings from this new business model resulting in greater net income since we will no longer require the same level of capital, personnel and equipment as was required from our prior residential construction business model, there can be no assurance that we will experience the level of cost savings that we anticipate or generate the income that we anticipate. We are subject to many risks associated with this new business model such as our dependence upon licensees to commercialize products that utilize our technology. There is no assurance that the licensees activities will be successful or will result in any revenues or profit. Even if we generate revenue, there can be no assurance that we will be profitable. We are subject to the risks inherent to the operation of a new business enterprise, and cannot assure you that we will be able to successfully address these risks.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to continue to maintain our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. We also may need to further expand our legal and finance departments in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company, our business and financial condition are more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition, results of operations and prospects.

The issuance of shares of our common stock or conversion of the Debenture upon the exercise of outstanding options, warrants and restricted stock units may dilute the percentage ownership of the then-existing stockholders and may make it more difficult to raise additional equity capital.

As of September 30, 2019, there are outstanding options and warrants to purchase 1,080,059 and 1,063,775 shares of common stock, respectively, in addition to 446,142 unvested restricted stock units. In addition, the Debenture is convertible into shares of our common stock upon (i) the occurrence of an Event of Default (as defined in the Debenture) and (ii) maturity in the event any principal remains outstanding, which could result in the issuance of up to 1,200,957 shares of common stock as of the date of the Debenture and result in additional dilution to investors (though we do not to expect to issue any shares since we will use the proceeds from this offering to repay the Debenture). The exercise of such options and warrants, the vesting of restricted stock units and the potential issuance of shares upon conversion of the Debenture would dilute the then-existing stockholders’ percentage ownership of our stock, and any sales in the public market of common stock underlying such securities could adversely affect prevailing market prices for the common stock. Moreover, the terms upon which we would be able to obtain additional equity capital could be adversely affected because the holders of our options and warrants (and the holder of the Debenture) can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided by such securities.

We are dependent on the services of key personnel, and the unexpected loss of their services may adversely affect our operations.

Our success depends highly upon the personal efforts and abilities of our senior management team, specifically the efforts of Paul M. Galvin, our Chief Executive Officer, Gerald Sheeran, our Acting Chief Financial Officer, Stevan Armstrong, our Chief Technology Officer and Rockey Butler, our Director of Operations. The Company has entered into employment agreements with Messrs. Galvin and Armstrong. The employment agreements with Messrs. Galvin, and Armstrong each provide for two-year terms, with automatic renewal after the end of such term. The loss of the services of one or more of these individuals could have a material adverse effect on our business. Our ability to achieve profitability and generate increased revenue will depend upon our ability to retain, and, if necessary, attract experienced management personnel.

We rely on certain vendors to supply us with materials and products that, if we were unable to obtain, could adversely affect our business.

We have relationships with key materials vendors, and we rely on suppliers for our purchases of products from them. Any inability to obtain materials or services in the volumes required and at competitive prices from our major trading partners, the loss of any major trading partner or the discontinuation of vendor financing (if any) may seriously harm our business because we may not be able to meet the demands of our customers on a timely basis in sufficient quantities or at all. Other factors, including reduced access to credit by our vendors resulting from economic conditions, may impair our vendors’ ability to provide products in a timely manner or at competitive prices. We also rely on other vendors for critical services such as transportation, supply chain and professional services. Any negative impacts to our business or liquidity could adversely impact our ability to establish or maintain these relationships.

An impairment of goodwill could have a material adverse effect on our financial condition and results of operations.

As December 31, 2018, we had $4,162,173 of goodwill. We perform an impairment test of our goodwill annually during the fourth quarter of our fiscal year or when events occur or circumstances change that would more-likely-than-not indicate that goodwill might be impaired. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill may not be recoverable, include a decline in stock price and market capitalization, reduced future cash flow estimates and slower growth rates in our industry. Our annual impairment tests resulted in no impairment of goodwill during fiscal 2018 and 2017. However, deterioration in estimated future cash flows in our reporting unit could result in future goodwill impairment. Changes to our business strategy, changes in industry or market conditions, changes in operating performance or other indicators of impairment could cause us to record a significant impairment charge during the period in which the impairment is determined, negatively impacting our results of operations and financial position.

We currently are, and may in the future be, subject to legal proceedings or investigations, the resolution of which could negatively affect our profitability and cash flows in a particular period.

The nature of our operations exposes us to possible litigation claims, including disputes relating to our operations and commercial and contractual arrangements. Although we make every effort to avoid litigation, these matters are not totally within our control. We will contest these matters vigorously and will make insurance claims where appropriate, but because of the uncertain nature of litigation and coverage decisions, we cannot predict the outcome of these matters. The costs associated with litigation matters could have a material adverse effect on our financial condition and profitability. In addition, our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation currently pending in the courts or by litigation that may be filed against us in the future. We are also subject to environmental and other government regulation, which could result in administrative proceedings in the future.

Risks Relating to our Business and Industry

We and CPF are dependent on the availability and skill of subcontractors, their willingness to work with them, and their selection of, and ability to obtain, suitable and quality building materials.

We and CPF will rely on subcontractors to perform the actual construction of our building projects and, in many cases, to select and obtain raw materials. Despite detailed specifications and quality control procedures, in some cases, improper construction processes or defective materials may be used to finish construction of our building projects. We and CPF may need to spend money to remediate such problems when they are discovered. Defective products can result in the need to perform extensive repairs to large numbers of buildings. Though subcontracts are written to protect from substandard performance or materials, pervasive problems could adversely affect CPF’s business and therefore our ability to generate royalty income. Our revenue from our CPF is based upon the gross revenue it receives from product sales which is exclusive of amounts repaid or credited by reason of rejection or returns. The inability to contract with skilled subcontractors or general contractors at reasonable costs and on a timely basis could limit our or CPF’s ability to construct and deliver buildings and could erode our profit margins and adversely affect our results of operations and cash flows.

We depend on third parties for transportation services, and limited availability or increases in costs of transportation could adversely affect our business and operations.

Our business depends on the transportation of a large number of products, via railroad or truck. We rely primarily on third parties for transportation of the products we manufacture or distribute and for the delivery of our raw materials. We are also subject to seasonal capacity constraints and weather-related delays for both rail and truck transportation. If any of our third-party transportation providers were to fail to deliver raw materials to us or our Modules to our customers in a timely manner, we may be unable to complete projects in a timely manner and may, among other things, incur penalties for late delivery or be unable to use the Modules as intended. In addition, if any of these third parties were to cease operations or cease doing business with us, we may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials to us or finished Modules to our customers in a timely manner could harm our reputation, negatively affect our customer relationships, and have a material adverse effect on our operating results, cash flows, and financial condition. Additionally, an increase in transportation rates or fuel surcharges could adversely affect our sales, profitability, and cash flows.

We may have difficulty protecting our proprietary manufacturing processes, which could adversely affect our ability to compete.

We use a proprietary manufacturing process that allows us to be code-compliant in our SGBlocksTM product. Such manufacturing process is unique to the construction industry and is important to ensure our continued success, and we cannot assure you that our efforts to protect our proprietary rights will be sufficient or effective. If other companies replicate our methodology, we could lose our competitive advantage. In addition, we currently have one patent application pending for the system and method for conversion of intermodal shipping containers to universal building modules. Specifically, the present invention relates to pre-fabricated modular construction of a structure utilizing converted shipping containers. We have also submitted a United States patent application for a portable blast containment checkpoint device intended for use at public events. Any pending or future patent or trademark applications may not lead to issued patents and registered trademarks in all instances. We also cannot be assured that the scope of any patents issued in the future will be sufficiently broad to offer meaningful protection. Others may develop or patent similar or superior technologies, products or services, and our intellectual property rights may be challenged, invalidated, misappropriated or infringed by others. If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our business and revenue could be materially and adversely affected.

Expansion of our operations may strain resources, and our failure to manage growth effectively could adversely impact our operating results and harm our ability to attract and retain key personnel.

Increased orders for our Modules have placed, and may continue to place, a strain on our operational, financial, and managerial resources and personnel. In addition, execution of our growth strategy will require further substantial capital and effective planning. Significant rapid growth on top of our current operations could greatly strain our internal resources, leading to a lower quality of customer service, reporting problems, and delays, resulting in a loss of market share and other problems that could adversely affect our financial performance. Our efforts to grow could place an additional strain on our personnel, management systems, liquidity, and other resources. If we do not manage our growth effectively, our operations could be adversely affected, resulting in slower, no or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.

Our clients may adjust, cancel or suspend the contracts in our backlog; as such, our backlog is not necessarily indicative of our future revenues or earnings. In addition, even if fully performed, our backlog is not a good indicator of our future gross margins.

Backlog represents the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts we have been awarded. We include in backlog only those contracts for which we have reasonable assurance that the customer can obtain the permits for construction and can fund the construction. As of December 31, 2018, our backlog totaled approximately $97.7 million and as of September 30, 2019, our backlog totaled approximately $17.8 million. The decrease in backlog at September 30, 2019 from December 31, 2018 is primarily attributable to us moving a contract of approximately $25 million out of backlog after receiving a cancellation notice from the customer and moving two contracts of approximately $70 million out of backlog due to the exclusive License Agreement. We cannot provide assurance that our backlog will be realized as revenues in the amounts reported or, if realized, will result in profits. In accordance with industry practice, substantially all of our contracts are subject to cancellation, termination or suspension at our customer’s discretion. In the event of a project cancellation, we generally would not have a contractual right to the total revenue reflected in our backlog. Projects can remain in backlog for extended periods of time because of the nature of the project and the timing of the particular services required by the project. In addition, the risk of contracts in backlog being cancelled or suspended generally increases during periods of widespread economic slowdowns or in response to changes in commodity prices.

The contracts in our backlog are subject to changes in the scope of services to be provided and adjustments to the costs relating to the contracts. The revenue for certain contracts included in backlog is based on estimates. Additionally, our performance of our individual contracts can affect greatly our gross margins and, therefore, our future profitability. We can provide no assurance that the contracts in backlog, assuming they produce revenues in the amounts currently estimated, will generate gross margins at the rates we have realized in the past.

Our liability for estimated warranties for services performed under our prior business model may be inadequate, which could materially adversely affect our business, financial condition and results of operations.

We are subject to construction defect and warranty claims arising in the ordinary course of business. These claims are common in the construction industry and can be costly. At this time, our third-party providers offer guarantees and warranties in accordance with industry standards that flow through to our clients. A large number of warranty claims could have a material adverse effect on our results of operations.

We can be adversely affected by failures of persons who act on our behalf to comply with applicable regulations and guidelines.

Although we expect all of our associates (i.e., employees), officers and directors to comply at all times with all applicable laws, rules and regulations, there are instances in which subcontractors or others through whom we do business may engage in practices that do not comply with applicable regulations or guidelines. It is possible that our associates may become aware of these practices but do not take steps to prevent them. If we learn of practices relating to buildings constructed on our behalf that do not comply with applicable regulations or guidelines, we will move actively to stop the non-complying practices as soon as possible, and we will take disciplinary action with regard to our associates who were aware of the practices, including in some instances terminating their employment. However, regardless of the steps we take, we may be subject to fines or other governmental penalties, and our reputation may be negatively affected.

The cyclical and seasonal nature of the construction industry causes our revenues and operating results to fluctuate, and we expect this cyclicality and seasonality to continue in the future.

The construction industry is highly cyclical and seasonal and is influenced by many international, national and regional economic factors, including the availability of consumer and wholesale financing, seasonality of demand, consumer confidence, interest rates, income levels and general economic conditions, including inflation and recessions. As a result of the foregoing factors, the revenues and operating results we derive from customers and CPF will fluctuate and we currently expect them to continue to fluctuate in the future. Moreover, we have experienced, and may continue to experience, operating losses during cyclical downturns in the construction market. These and other economic factors could have a material adverse effect on demand for our products and our financial condition and operating results.

Our business depends on the construction industry and general business, financial market and economic conditions.

The construction industry is cyclical and significantly affected by changes in general and local economic and real estate conditions, such as employment levels, consumer confidence, demographic trends, housing demand, inflation, deflation, interest rates and credit availability. Changes in these general and local economic conditions or deterioration in the broader economy could negatively impact the level of purchases, capital expenditures and creditworthiness of our indirect customers and suppliers to CPF s, and, therefore, our royalty income and financial condition, results of operations and cash flows. Changes in these economic conditions may affect some of our regions or markets more than others. If adverse conditions affect our larger markets, they could have a proportionately greater impact on us than on some other companies. In addition, any uncertainty regarding global economic conditions may have an adverse effect on the results of operations and financial condition of us or our customers, distributors and suppliers, such as negative effects of currency exchange fluctuations. A shortage of labor in the construction industry could also have an impact on our financial results.

Our business relies on private investment and a slower than expected economy may adversely affect our results.

A significant portion of our sales and those of CPF are for projects with non-public owners, such as non-residential builders and home builders who make investments with private funds into their projects. Construction spending is affected by their customers’ ability to finance projects. Residential and nonresidential construction could decline if companies and consumers are unable to finance construction projects or if the economy slows or is stalled, which could result in delays or cancellations of capital projects. If the economy slows, or if housing starts and nonresidential projects do not increase, sales of our products directly by us to consumers or by CPF and related services may decline, and our financial position, results of operations and liquidity could be materially adversely affected.

A material disruption at one of our suppliers’ facilities could prevent us from meeting customer demand, reduce our sales and negatively affect our overall financial results.

Any of the following events could cease or limit operations unexpectedly: fires, floods, earthquakes, hurricanes, on-site or off-site environmental incidents or other catastrophes; utility and transportation infrastructure disruptions; labor difficulties; other operational problems; or war, acts of terrorism or other unexpected events. Any downtime or damage at our suppliers’ facilities could prevent us from meeting customer demand for our products or require us to make more expensive purchases from a competing supplier. If our suppliers were to incur significant downtime, our ability to satisfy customer requirements could be impaired, resulting in customers seeking products from other distributors, as well as decreased customer satisfaction and lower sales and operating income.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

We are subject to a variety of federal, state and local laws and regulations relating to, among other things: the release or discharge of materials into the environment; the management, use, generation, treatment, processing, handling, storage, transport or disposal of solid and hazardous wastes and materials; and the protection of public and employee health and safety and the environment. These laws and regulations may expose us to liability for the conduct of others or for our actions, even if such actions complied with all applicable laws at the time these actions were taken. These laws and regulations may also expose us to liability for claims of personal injury or property or natural resource damage related to alleged exposure to, or releases of, regulated or hazardous materials. The existence of contamination at properties we own, lease or operate could also result in increased operational costs or restrictions on our ability to use those properties as intended, including for purposes of construction materials distribution. In addition, because our properties are generally situated adjacent to or near industrial companies, our properties may be at an increased risk of having environmental contaminants from other properties spill or migrate onto or otherwise affect our properties.

Despite our compliance efforts, there is an inherent risk of liability in the operation of our business, especially from an environmental standpoint, and, from time to time, we may be in noncompliance with environmental, health and safety laws and regulations. These potential liabilities or non-compliances could have an adverse effect on our operations and profitability. In some instances, we must have government approvals, certificates, permits or licenses in order to conduct our business, which may require us to make significant capital, operating and maintenance expenditures to comply with environmental, health and safety laws and regulations. Our failure to obtain and maintain required approvals, certificates, permits or licenses or to comply with applicable governmental requirements could result in sanctions, including substantial fines or possible revocation of our authority to conduct some or all of our operations. The cost of complying with such laws could have a material adverse effect on our financial condition, results of operations and liquidity.

Our business may be subject to economic and political risks of operating and obtaining supplies from foreign countries, including adverse impact of changes in international trade and tariff policies.

We operate in and source some of our products from outside of the United States, and our suppliers may also rely upon non-domestic products. As such, any significant changes to, among other things, the general political and social conditions in foreign counties in which we maintain operations or sourcing relationships, unfavorable changes in U.S. trade legislation and regulation, the imposition of governmental economic sanctions on countries in which we do business or other trade barriers, threats of war, terrorism or governmental instability, labor disruptions, currency controls, fluctuating exchange rates with respect to contracts not denominated in U.S. dollars and unanticipated or unfavorable changes in government policies with respect to laws and regulations, anti-inflation measures and method of taxation. If we are unable to navigate foreign regulatory environments, or if we are unable to enforce our contract rights in foreign countries, our business could be adversely impacted. Any of these events could interrupt our business and cause operational disruptions, increase our costs of operations, reduce our sales or otherwise have an adverse effect on our operating performance.

The U.S. government has indicated its intent to alter its approach to trade policy, including, in some instances, to revise, renegotiate or terminate certain multilateral trade agreements. It has also imposed new tariffs on certain foreign goods and raised the possibility of imposing additional increases or new tariffs on other goods. Such actions have, in some cases, led to retaliatory trade measures by certain foreign governments. Such policies could make it more difficult or costly for us to do business in or procure products from those countries. In turn, we may need to raise prices or make changes to our operations, which could negatively impact our revenue or operating results. At this time, it remains unclear what additional actions, if any, will be taken by the U.S. government or foreign governments with respect to tariff and international trade agreements and policies, and we cannot predict future trade policy or the terms of any revised trade agreements or any impact on our business.

Our operating results will be subject to fluctuations and are inherently unpredictable.

In order to return to profitability, we will need to generate and sustain higher revenue while maintaining reasonable cost and expense levels. In our most recent quarter, we experienced a loss. We do not know if our revenue will grow, or if it will grow sufficiently to outpace our expenses, which we expect to increase as we expand our operational capacity. We may not be able to become profitable on a quarterly or an annual basis. Our quarterly revenue and operating results will be difficult to predict and have in the past fluctuated from quarter to quarter. The amount, timing and mix of project sales, often for a single medium or large-scale project, may cause large fluctuations in our revenue and other financial results. Further, our revenue mix of high margin materials sales versus lower margin projects can fluctuate dramatically quarter to quarter, which may adversely affect our revenue and financial results in any given period. Finally, our ability to meet project completion schedules for an individual project and the corresponding revenue impact under the percentage-of-completion method of recognizing revenue, may similarly cause large fluctuations in our revenue and other financial results. This may cause us to miss any future guidance announced by us.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses are fixed in the short-term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss any guidance announced by us.

Cybersecurity risks related to the technology used in our operations and other business processes, as well as security breaches of company, customer, employee and vendor information, could adversely affect our business.

We rely on various information technology systems to capture, process, store and report data and interact with licensees and employees. Despite careful security and controls design, as the prevalence of cyber-attacks continues to increase, our information technology systems, and those of our third-party providers, could become subject to increased security threats, such as phishing and malware incidents. Our security measures may be unable to prevent certain security breaches, and any such network, system, data or other breaches could result in misappropriation of sensitive data, transactional errors, theft of funds, business disruptions, loss of or damage to intellectual property, loss of customers and business opportunities, unauthorized access to or disclosure of confidential or personal information (which could cause a breach of applicable data protection legislation), regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs and additional compliance costs, any of which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Because the techniques used to obtain unauthorized access to, or disable, degrade or sabotage, information technologies systems change frequently, and may not be recognized until after they have been launched against a target, we may be unable to anticipate these techniques, implement adequate preventative measures or remediate any breach in a timely or effective manner. In addition, the development and maintenance of preventative or detective measures is costly, and requires ongoing monitoring and updating as technologies change and efforts to circumvent security measures become more sophisticated. As well as incurring additional costs, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the systems, or we may be unable to successfully integrate and launch new systems as planned without disruptions to our operations. Misuse of internal applications, theft of intellectual property, trade secrets, funds or other corporate assets and inappropriate disclosure of confidential information could stem from such incidents.

Despite our efforts, we remain potentially vulnerable to cyber-attacks and security breaches, and any such attack or breach could adversely affect our reputation, business, financial condition or results of operations.

We could suffer adverse tax and other financial consequences if we are unable to utilize our net operating loss carryforwards.

At December 31, 2018, we had tax net operating loss carryforwards totaling approximately $9.8 million that will expire between 2019 and 2037. At December 31, 2018, we had a valuation allowance of $2.8 million, primarily related to net operating loss carryforwards that are not more likely than not to be utilized due to an inability to carry back these losses in most states and short carryforward periods that exist in certain states. If we are unable to use our net operating losses, we may be required to record charges or reduce our deferred tax assets, which could have an adverse effect on our results of operations.

Reforms to the United States federal income tax regulations could adversely affect us.

On December 22, 2017, United States federal tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), was signed into law, substantially reforming the Internal Revenue Code, effective January 1, 2018. The TCJA includes changes to United States federal tax rates, including a decrease in corporate tax rates, which could result in changes in the valuation of our deferred tax assets and liabilities, among other significant changes. Among other things, the TCJA also imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations in the period such regulations or guidance are issued. The TCJA requires complex computations not previously required under U.S. tax law. As such, the application of accounting guidance for such items is currently uncertain. Further, compliance with the TCJA and the accounting for such provisions require accumulation of information not previously required or regularly produced. As a result, we have provided a provisional estimate on the effect of the TCJA in our financial statements. As additional regulatory guidance is issued by the applicable taxing authorities, as accounting treatment is clarified, and as we perform additional analysis on the application of the law, and refine estimates in calculating the effect of the TCJA, our final analysis, which will be recorded in the period completed, may be different from our current provisional amounts, which could materially affect our tax obligations and effective tax rate.

In addition, the TCJA eliminates the ability to carry back any future net operating losses and only allows for carryforwards, the utilization of which is limited to 80% of taxable income in a given carryforward year. This could affect the timing of our ability to utilize net operating losses in the future.

Risks Relating to the Construction Sector

We and CPF may be dependent upon third-party financing, and our financial condition and results of operations could be negatively affected if additional third-party financing for our customers does not become available.

Our business and earnings depend substantially on our ability and the ability of CPF to obtain financing for the development of their construction projects. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions’ lending practices, the strength of the domestic and international credit markets generally, governmental policies and other conditions, all of which are beyond our control. In light of the current economic climate, some of our projects and those of CPF may not be successful in obtaining additional funds in a timely manner, on favorable terms or at all. The availability of borrowed funds, especially for construction financing, has been greatly reduced, and lenders may require project developers to invest increased amounts of equity in a project in connection with both new loans and the extension of existing loans. Unfavorable changes in the availability and terms of financing in the industry will have a material adverse effect on certain privately financed projects.

Our results of operations also depend on the ability of any potential privately financed licensees to obtain loans for the purchase of new buildings. Over the past few years, lenders have tightened the credit underwriting standards, which have reduced lending volumes. If this trend continues, it would negatively impact CPF’s sales and our royalty income, which depend in large part on the availability and cost of financing. In addition, where our potential customers must sell their existing buildings or real estate in order to develop new buildings, increases in mortgage costs and/or lack of availability of mortgages could prevent buyers of potential customers’ existing buildings from obtaining the mortgages they need to complete their purchases, which would result in our potential customers’ inability to make purchases from us. If our potential customers cannot obtain suitable financing, our sales and results of operations would be adversely affected.

The construction industry is highly competitive, and such competition may increase the adverse effects of industry conditions, including the consolidation of the industry.

We operate in a very competitive environment characterized by competition from numerous local, regional and national builders. We and CPF may compete for financing, raw materials and skilled management and labor resources. A decline in construction starts could adversely affect demand for products that utilize our technology and expertise and our results of operations. Increased competition could require us to further increase CPF’s selling incentives and/or reduce our prices, which could negatively affect our revenue and royalty income. We may be unable to successfully expand into or compete in the markets in new geographic areas. In addition, while we believe our ESR may improve our competitive position by potentially expediting reviews and approvals by state and local building departments and certifying our specific quality control and design acceptance criteria, there is no assurance that it will have the desired impact.

There can be no assurance that Modules or modular construction techniques that utilize our technology and expertise will achieve market acceptance and grow; thus, the future of our business and the modular construction industry as a whole is uncertain.

There can be no assurance that we will achieve market acceptance for our technology and expertise or that the modular construction market will grow. Our business may be disrupted by the introduction of new products and services and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for the future development and marketing of our products. Although Modules have particular applications in a wide variety of market segments, there is no assurance that we will be able to expand our relationship within such market segments or, even if we do, that general market acceptance for our technology and expertise or Modules will continue to increase.

Government regulations and legal challenges may delay the start or completion of our projects, increase our expenses or limit our building activities, which could have a negative impact on our operations.

Various domestic and international rules and regulations concerning building, zoning, sales and similar matters apply to and/or affect the construction industry. Governmental regulation affects construction activities, as well as sales activities, mortgage lending activities and other dealings with consumers. These industries also have experienced an increase in state and local legislation in the United States and regulations that limit the availability or use of land. Municipalities may also restrict or place moratoriums on the availability of utilities, such as water and sewer taps. In some areas, municipalities may enact growth control initiatives, which restrict the number of building permits available in a given year. In addition, we may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. If governments in locations in which we operate take actions like the ones described, they could adversely affect our business by causing delays, increasing our licensees’ costs or limiting our licensees’ ability to operate in those areas. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed projects, whether brought by governmental authorities or private parties. Failure to comply with laws or regulations applicable to or affecting us or our licensees, or the passage in the future of new and more stringent laws affecting us or our licensees, may adversely affect our financial condition or results of operations.

The dangers inherent in our operations, such as disruptions to our facilities and project sites, and the limits on insurance coverage could expose us to potentially significant liability costs and materially interfere with the performance of our operations.

While we believe our insurance coverage is adequate and in line with our industry’s standards, all construction, including modular construction, involves operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations, including, but not limited to, natural or man-made disruptions to our facilities and project sites. We may be sued for such injuries based on the use of our technology. The failure of such structures during and after installation can result in similar injuries and damages. Although we believe that our insurance coverage is adequate, there can be no assurance that we will be able to maintain adequate insurance in the future at rates we consider reasonable, or that our insurance coverage will be adequate to cover future claims that may arise. Claims for which we are not fully insured may adversely affect our working capital and profitability. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance that covers risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Risks Relating to our Common Stock

Our failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a delisting of our common stock.

Our common stock is listed on the Nasdaq Capital Market, which imposes, among other requirements, a minimum bid requirement. On July 1, 2019, we received a letter from Nasdaq that, because the closing bid price for our common stock was below $1.00 for 30 consecutive business days, we no longer met the minimum bid price requirement for continued listing on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a 180-calendar day grace period, or until December 30, 2019, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least ten consecutive business days during this 180-day grace period. There can be no assurance that we will be able to regain compliance or that Nasdaq will grant us a further extension of time to regain compliance, if necessary.

The delisting of our common stock from Nasdaq may make it more difficult for us to raise capital on favorable terms in the future, or at all. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. Further, if our common stock were to be delisted from the Nasdaq Capital Market, our common stock would cease to be recognized as a covered security, and we would be subject to additional regulation in each state in which we offer our securities. Moreover, there is no assurance that any actions that we take to restore our compliance with the Nasdaq minimum bid requirement would stabilize the market price or improve the liquidity of our common stock, prevent our common stock from falling below the Nasdaq minimum bid price required for continued listing again or prevent future non-compliance with Nasdaq’s listing requirements.

There can be no assurance that we will continue to meet the minimum bid price requirement, or any other requirement in the future. If we fail to meet the minimum bid price requirement, or other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our common stock, our common stock could be delisted. Delisting from the Nasdaq Capital Market would cause us to pursue eligibility for trading of our common stock on other markets or exchanges, or on an over-the-counter market. In such case, our stockholders’ ability to trade or obtain quotations of the market value of our common stock would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices of these securities. There can be no assurance that our common stock, if delisted from the Nasdaq Capital Market, would be listed on a national securities exchange, a national quotation service or the over-the-counter markets. Delisting from the Nasdaq Capital Market could also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our common stock, decrease securities analysts’ coverage of us or diminish investor, supplier and employee confidence. In addition, our stock could become a “penny stock,” which would make trading of our common stock more difficult.

Because our common stock has only recently started trading in the public market, our stock price will be subject to fluctuations, and will likely continue to be subject to fluctuations and decline, due to factors beyond our control, and you may lose all or part of your investment.

Prior to the public offering of our stock in June 2017, there was no market for shares of our common stock. Shares of our common stock were sold in our public offering at a price of $5.00 per share. Although our common stock is listed on the Nasdaq Capital Market, the market price of our common stock may be subject to wide fluctuations in response to various factors, some of which are beyond our control, including, but not limited to:

●	economic and market conditions or trends in our industry or the economy as a whole and, in particular, in the construction industry;

●	additions or departures of key personnel;

●	operating results that fall below expectations;

●	industry developments;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	material litigation or government disputes;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	changes in financial estimates or recommendations by any securities analysts who follow our common stock;

●	the size of our market float and potential dilution due to the exercise of outstanding options and warrants;

●	future sales of our common stock by our officers, directors and significant stockholders, including sales pursuant to a registration statement filed to permit a significant stockholder to sell shares of our common stock, pursuant to certain registration rights granted to such stockholder; and

●	period-to-period fluctuations in our financial results.

In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Sales of a substantial number of shares of our common stock in the public market, or the perception that they might occur, could cause the price of our common stock to decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Pursuant to certain registration rights, we filed a registration statement in 2018 to permit a significant stockholder to sell its shares of our common stock; we expect that, because there were a large number of shares registered pursuant to such registration statement, the selling stockholder will continue to offer shares covered by such registration statement for a significant period of time, the precise duration of which cannot be predicted, Accordingly, any adverse market or price pressures resulting from sales by the significant stockholder may continue for an extended period of time and cause continued negative pressure on the market price of our common stock, which could have a material adverse effect on our ability to raise additional equity capital.

In addition, shares subject to outstanding options under our SG Blocks, Inc. Stock Incentive Plan (the “Incentive Plan”) will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Substantial sales of such shares, at that time, could depress the sale price of our common stock.

Significant sales of our common stock, or the possibility that these sales may occur, might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition, we may issue shares of our common stock in connection with investments or acquisitions in the future. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and directors, as of November 18, 2019, beneficially own approximately 17.0% of our outstanding common stock. Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, merger, consolidation, or sale of all or substantially all of our assets, or any other significant corporate transaction. The interests of these stockholders may not be the same as, or may even conflict with, investors’ interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or our assets and might affect the prevailing price of our common stock. The significant concentration of stock ownership may negatively impact the price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

The issuance of additional securities by our Board of Directors (the “Board” or “Board of Directors”) will dilute the ownership interests of our current stockholders and could discourage the acquisition of us.

Our Board, without any action by our stockholders, is authorized to designate and issue additional classes or series of capital stock (including classes or series of preferred stock) as it deems appropriate and to establish the rights, preferences and privileges of such classes or series, and we currently have an effective universal shelf registration statement on file with the SEC, providing for the potential issuance of shares of our common stock and other securities. The issuance of any new class or series of capital stock would not only dilute the ownership interest of our current stockholders but may also adversely affect the voting power and other rights of holders of common stock. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights of the holders of the existing class of common stock in terms of the payment of ordinary and liquidating dividends and voting rights.

In addition, the ability of the Board to designate and issue such shares could impede or deter an unsolicited tender offer or takeover proposal regarding us and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of common stock and render more difficult the removal of current management, even if such removal may be in the stockholders’ best interests.

We do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, restrictions imposed by applicable law and other factors our Board of Directors deem relevant. Accordingly, if you purchase shares of our common stock, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

If securities or industry analysts do not publish research or reports about our business or our industry, or publish negative reports about our business or our industry, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our industry or our competitors. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, change their opinion of the prospects for our company in a negative manner or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Certain provisions of Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Certain provisions of Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of our company, or limit the price that investors may be willing to pay in the future for shares of our common stock. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Such provisions may discourage, delay or prevent a merger or acquisition of the Company, including a transaction in which the acquirer may offer a premium price for our stock.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on the Nasdaq Capital Market and if the price of our shares of common stock is less than $5.00, our common stock will be deemed a penny stock (meaning that our shares may be considered highly speculative and may trade infrequently, which can make them difficult to accurately price or sell). The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that, before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

As a “smaller reporting company,” we may avail ourselves of reduced disclosure requirements, which may make our common stock less attractive to investors.

We are a “smaller reporting company” under applicable SEC rules and regulations, and, as a result of the SEC’s recent amendment to the definition of “smaller reporting company,” we will continue to be a “smaller reporting company” for so long as either (i) the market value of our common stock held by non-affiliates as of the end of our most recently completed second quarter (“public float”) is less than $250 million or (ii) annual revenues of less than $100 million during the most recently completed fiscal year and (A) no public float or (B) a public float of less than $700 million. As a “smaller reporting company,” we have relied on exemptions from certain SEC disclosure requirements that are applicable to other public companies. These exemptions include reduced financial disclosure and reduced disclosure obligations regarding executive compensation. Until such time as we cease to be a “smaller reporting company,” such reduced disclosure in our SEC filings may make it harder for investors to analyze our operating results and financial prospects. If some investors find our common stock less attractive as a result of our reduced disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our shares of common stock are from time to time thinly traded, so stockholders may be unable to sell at or near ask prices or at all if they need to sell shares to raise money or otherwise desire to liquidate their shares.

Our common stock has from time to time been “thinly-traded,” meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give stockholders any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The trading in our stock has in the past and may continue to be very volatile.

Our stock price and the trading volume of our stock continue to be very volatile. As such, investors may find it difficult to obtain accurate stock price quotations and holders of our stock may be unable to resell their stock at desirable prices. Sales of substantial amounts of our common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short period of time. As a result, our stockholders could suffer losses or be unable to liquidate holdings.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements, including statements regarding the progress and timing of our product development, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, our expected future revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in the documents incorporated by reference. These statements relate to future events of our financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. Those risks and uncertainties include, among others:

●	our ability to successfully implement our new business model;

●	our ability to generate sufficient proceeds from this offering to fund our operations;

●	our ability to achieve profitability;

●	our ability to obtain market acceptance of our technology and products that utilize our technology and expertise;

●	our ability to compete in the market;

●	our dependency on third-party vendors;

●	our ability to obtain or maintain patents or other appropriate protection for the intellectual property;

●	general economic, political and financial conditions, both in the United States and internationally;

●	our ability to obtain additional financing on acceptable terms, if at all, or to obtain additional capital in other ways;

●	our ability to increase sales, generate income, effectively manage our growth and realize our backlog;

●	competition in the markets in which we operate;

●	a disruption or cybersecurity breach in our or third-party suppliers’ information technology systems;

●	our ability to adapt our products and services to industry standards and consumer preferences and obtain general market acceptance of our products;

●	product shortages and the availability of raw materials, and potential loss of relationships with key vendors, suppliers or subcontractors;

●	the seasonality of the construction industry in general, and the commercial and residential construction markets in particular;

●	a disruption or limited availability with our third party transportation vendors;

●	the loss or potential loss of any significant customers;

●	exposure to product liability, including the possibility our liability for estimated warranties may be inadequate, and various other claims and litigation;

●	our ability to attract and retain key employees;

●	our ability to attract private investment for sales of product, the credit risk from our customers and our customers’ ability to obtaining third-party financing if and as needed;

●	an impairment of goodwill;

●	the impact of federal, state and local regulations, including changes to international trade and tariff policies, and the impact of any failure of any person acting on our behalf to comply with applicable regulations and guidelines;

●	costs incurred relating to current and future legal proceedings or investigations;

●	the cost of compliance with environmental, health and safety laws and other local building regulations;

●	our ability to utilize our net operating loss carryforwards and the impact of changes in the United States’ tax rules and regulations;

●	dangers inherent in our operations, such as natural or man-made disruptions to our facilities and project sites, and the adequacy of our insurance coverage;

●	our ability to comply with the requirements of being a public company, including Nasdaq Capital Market listing requirements;

●	fluctuations in the price of our common stock, including decreases in price due to sales of significant amounts of stock;

●	potential dilution of the ownership of our current stockholders due to, among other things, public offerings or private placements by the Company or issuances upon the exercise of outstanding options or warrants and the vesting of restricted stock units;

●	the ability of our principal stockholders, management and directors to potentially exert control due to their ownership interest;

●	any ability to pay dividends in the future;

●	potential negative reports by securities or industry analysts regarding our business or the construction industry in general;

●	Delaware law provisions discouraging, delaying or preventing a merger or acquisition at a premium price;

●	our ability to remain listed on the Nasdaq Capital Market and the possibility that our stock will be subject to penny stock rules; and

●	our classification as a smaller reporting company resulting in, among other things, a potential reduction in active trading of our common stock or increased volatility in our stock price.

Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the objectives and plans of ours will be achieved. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date on which such statements are made. Any forward-looking statements made by us or on our behalf speak only as of the date they are made, and we do not undertake to update any forward-looking statement that may be made from time to time on our behalf.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $1.75 million, based on the offering price of $0.15 per share of common stock or approximately $2.04 million if the underwriters exercise in full their option to purchase additional shares of common stock, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. The public offering price per common share was determined between us, the underwriter and investors based on market conditions at the time of pricing and was at a discount to the current market price of our common stock.

Except where indicated, the foregoing discussion assumes no exercise of the underwriter’s option to purchase up to 2,150,000 additional shares of common stock.

We intend to use the net proceeds, if any, from the sales of securities offered by this as follows:

●	$480,770 to repay the outstanding principal amount of the Debenture that matures on March 1, 2020, is secured by a lien on all of our assets and does not bear interest unless there is an event of default (the proceeds of the Debenture were used for working capital purposes);

●	$750,000 to fund our contractual obligation to CPF under the Loan Agreement pursuant to which we agreed to loan money to CPF; and

●	the remaining net proceeds will be used for general working capital purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including our development and commercialization efforts, as well as the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance of the Debenture of $480,770, net of OID discount and the receipt of cash proceeds of $375,000 from the issuance of the Debenture; and

●	on a pro forma as adjusted basis to give effect to (i) the sale of 15,000,000 shares of common stock in this offering at the public offering price of $0.15 per share, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us and (ii) the repayment of the outstanding principal amount of the Debenture ($480,770) that matures on March 1, 2020.

This capitalization table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and notes to those financial statements that are incorporated by reference in this prospectus.

	As of September 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash Equivalents	$1,953	$376,953	$1,643,683

Common stock, $0.01 par value; 25,000,000 shares authorized, 6,007,791 shares issued and outstanding, actual; 21,007,791 shares issued and outstanding, pro forma as adjusted; Preferred Stock, $1.00 par value, 5,405,010 shares authorized, no shares issued and outstanding	60,079	60,079	$210,079
Additional paid-in capital	19,464,360	19,464,360	$21,061,860
Accumulated deficit	(13,451,190)	(13,451,190)	$(13,556,960)
Total stockholders’ equity	6,073,249	6,073,249	$7,714,979
Total liabilities and stockholder’s equity	$8,121,796	8,496,796	$9,763,526

Unless we indicate otherwise, all information in this Capitalization section:

●	assumes no exercise by the underwriters of their over-allotment option;

●	excludes 1,080,059 shares of our common stock issuable upon exercise of outstanding options under our equity incentive plans at a weighted-average exercise price of $4.05 per share;

●	excludes 1,063,775 shares of our common stock reserved for issuance upon the exercise of outstanding warrants with a weighted-average exercise price of $1.76 per share;

●	excludes 893,205 shares of our common stock that are reserved for equity awards that may be granted under our equity incentive plans; and

●	excludes up to 1,200,957 shares of our common stock issuable upon conversion of the Debenture after the maturity date or following an Event of Default under the Debenture (we will repay the Debenture with the proceeds from this offering, in which case no conversion shares will be issued).

DILUTION

If you purchase shares of our securities in this offering, you will experience dilution to the extent of the difference between the public offering price per share in this offering and our as adjusted net tangible book value per share immediately after this offering. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock. As of September 30, 2019, our net tangible book value was approximately $(424,010), or approximately $(0.07) per share.

Our pro forma net tangible book value as of September 30, 2019, was $ (424,010) or approximately $(0.07) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets as adjusted to take into account $375,000 in cash proceeds from the issuance of the Debenture less our total liabilities as adjusted to take into account the issuance amount of the Debenture divided by the number of shares of our common stock outstanding as of September 30, 2019.

After giving effect to (i) the sale by us of 15,000,000 shares of our common stock in this offering at a public offering price of $0.15 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and (ii) the repayment of the outstanding principal amount of the Debenture ($480,770) that matures on March 1, 2020, our pro forma as adjusted net tangible book value as of September 30, 2019 would have been approximately $1.2 million, or approximately $0.06 per share. This represents an immediate increase in as adjusted net tangible book value of $0.13 per share to existing stockholders and an immediate dilution of $0.09 per share to new investors purchasing securities in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share of common stock		$0.15
Pro Forma Net tangible book value per share as of September 30, 2019	$(0.07)
Increase in pro forma net tangible book value per share after this offering	$0.13

Pro Forma As adjusted net tangible book value per share after giving effect to this offering		$0.06

Dilution per share to new investors		$0.09

The information above also assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $0.07 per share, representing an immediate increase to existing stockholders of $0.14 and an immediate dilution of $(0.08) per share to new investors.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding options or warrants. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has traded on The Nasdaq Capital Market under the symbol “SGBX” since June 22, 2017. Prior to that time, there was no public market for our common stock. As of November 20, 2019, there were approximately 92 stockholders of record of our common stock. This number does not include beneficial owners from whom shares are held by nominees in street name.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our common stock will be at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

DESCRIPTION OF OUR SECURITIES

The following summary description of our securities is based on the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), and on the provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), and is qualified entirely by reference to the applicable provisions of the DGCL and copies of our Certificate of Incorporation and our Bylaws that are filed as exhibits to the registration statement of which this prospectus forms a part. For further information on how to obtain copies of such documents, please refer to the heading “Where You Can Find More Information” in this prospectus.

As of the date of this prospectus, we are authorized by our Certificate of Incorporation to issue an aggregate of (i) 25,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,405,010 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there were 6,007,791 shares of common stock issued and outstanding and zero shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Our directors are elected by a plurality of the votes cast by the stockholders entitled to vote at our annual meeting of stockholders.

Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive dividends ratably when, as and if declared by our Board of Directors, out of funds legally available for that purpose and, upon our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. We have not paid any dividends on our common stock and none are contemplated in the foreseeable future. We anticipate that all earnings that may be generated from our operations will be used to finance our growth.

Holders of our common stock have no preemptive, subscription or redemption rights pertaining to the common stock and have no rights to convert their common stock into any other securities. The absence of preemptive rights could result in a dilution of the interest of the existing stockholders should additional shares of common stock be issued. In addition, the rights of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. See “Risk Factors” for a further description of risks related to the common stock.

All outstanding shares of common stock are fully paid and non-assessable. Our common stock is listed on The Nasdaq Capital Market under the symbol “SGBX.”

Preferred Stock

No shares of preferred stock are currently outstanding. Our Board of Directors has the authority, without further action by our stockholders, to designate and issue up to 5,405,010 shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by our Board of Directors. Prior to the issuance of shares of each series, our Board of Directors is required by the DGCL and our Amended and Restated Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, which includes one or more of the following:

●	the number of shares constituting each class or series;

●	voting rights;

●	rights and terms, including prices, of redemption, including sinking fund provisions;

●	dividend rights and rates;

●	dissolution;

●	terms concerning the distribution of assets;

●	conversion or exchange terms;

●	preemption rights;

●	any restrictions on repurchase or redemption of the shares by the Company; and

●	liquidation preferences.

Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends, if any, on the common stock. Also, holders of the preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company’s securities or the removal of incumbent management. The Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights, which could adversely affect the holders of common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, such negotiation could result in an improvement of the terms of such proposals.

Certificate of Incorporation and Bylaws

Certain provisions set forth in our amended and restated certificate of incorporation, as amended, in our bylaws, our stockholder rights plan and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Proposals of business and nominations. Our bylaws generally regulate proposals of business and nominations for election of directors by stockholders. In general, Section 3.16 requires stockholders intending to submit proposals or nominations at a stockholders meeting to provide the Company with advance notice thereof, including information regarding the stockholder proposing the business or nomination as well as information regarding the proposed business or nominee. Section 3.16 provides a time period during which business or nominations must be provided to the Company that will create a predictable window for the submission of such notices, eliminating the risk that the Company finds a meeting will be contested after printing its proxy materials for an uncontested election and providing the Company with a reasonable opportunity to respond to nominations and proposals by stockholders.

Blank Check Preferred Stock. Our board of directors has the right to issue preferred stock in one or more series and to determine the designations, rights, preferences of such preferred stock without stockholder approval.

Board Vacancies. Our bylaws generally provide that only the board of directors (and not the stockholders) may fill vacancies and newly created directorships.

While the foregoing provisions of our certificate of incorporation, bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL (“Section 203”) regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset, stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of Section 203 to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Outstanding Warrants

In conjunction with the public offering that we consummated in June 2017, we issued to certain affiliates of the underwriters, as compensation, warrants to purchase an aggregate of 86,250 shares of common stock at an exercise price of $6.25 per share. The warrants are exercisable at the option of the holder on or after June 21, 2018 and expire June 21, 2023.

In conjunction with the offering that we consummated in April 2019, we also sold to investors warrants to purchase up to an aggregate of 847,750 shares of common stock at an initial exercise price of $1.375 per share. The warrants are exercisable at the option of the holder on or after October 29, 2019 and expire October 29, 2024. We also issued to certain affiliates of the underwriters, as compensation, warrants to purchase an aggregate of 84,775 shares of common stock at an initial exercise price of $1.375 per share. The warrants are exercisable at the option of the holder on or after October 29, 2019 and expire April 24, 2024.

In conjunction with the offering that we consummated in August 2019, we issued to the underwriter, as compensation, warrants to purchase an aggregate of 45,000 shares of common stock at an initial exercise price of $1.0625 per share. The warrants are exercisable at the option of the holder on or after February 1, 2020 and expire August 29, 2024.

Options

On October 26, 2016, the Board of Directors approved the issuance of up to 500,000 shares of our common stock in the form of restricted stock or options (“2016 Stock Plan”). Effective January 20, 2017, the 2016 Stock Plan was amended and restated as the SG Blocks, Inc. Stock Incentive Plan, as further amended effective June 1, 2018 (the “Incentive Plan”). The Incentive Plan authorizes the issuance of up to 2,500,000 shares of common stock. As of September 30, 2019, there were 893,205 shares of common stock available for issuance under the Incentive Plan and outstanding options to purchase 1,080,059 shares of common stock at a weighted average exercise price per share of $4.05. We have also granted restricted stock units under the Incentive Plan of which 446,142 are non-vested.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering 15,000,000 shares of our common stock, assuming no exercise of the over-allotment option. We have granted a 45-day option to the representative of the underwriters to purchase up to 2,150,000 additional shares of common stock from us solely to cover over-allotments, if any.

Common Stock

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Our Securities” in this prospectus.

UNDERWRITING

We have entered into an underwriting agreement, dated December 10, 2019, with ThinkEquity, a division of Fordham Financial Management, Inc., acting as the representative of the several underwriters named below, with respect to the securities subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of shares of securities provided below opposite their respective names.

Underwriters	Number of Shares of Common Stock
ThinkEquity, a division of Fordham Financial Management, Inc.	15,000,000
Total	15,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken.

Discount, Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.006 per share of common. After this offering, the public offering price and concession to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discount payable to the underwriters by us in connection with this offering.

	Per Share of Common Stock	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$0.15	$2,250,000	$2,572,500
Underwriting discount (8%)	$0.012	$180,000	$205,800
Proceeds, before expenses, to us	$0.138	$2,070,000	$2,366,700
Non-accountable expense allowance (1%)(1)	$0.0015	$22,500	$22,500

(1)	The non-accountable expense allowance will not be payable with respect to any exercise by the representative of the over-allotment option.

We have agreed to reimburse the underwriters for certain out-of-pocket expenses not to exceed $103,500 in the aggregate. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriter’s out-of-pocket expenses and the 1.0% non-accountable expense, but excluding the underwriting discount referred to above, will be approximately $325,000.

Over-allotment Option

We have granted a 45-day option to the representative of the underwriters to purchase up to 2,150,000 additional shares of common stock from us solely to cover over-allotments, if any, from us at the public offering price less underwriting discounts and commissions.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, and our officers and directors have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representative. The representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Other

Private Placement

On November 12, 2019, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor, pursuant to which we issued to the investor a senior secured convertible debenture in the principal amount of $480,770 (the “Debenture”) for proceeds of $375,000 (representing an original issue discount of 22%). In connection with the issuance of the Debenture, we entered into a Placement Agency Agreement with ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”), pursuant to which we paid cash fees to ThinkEquity.

Public Offering

On August 1, 2019, we consummated an underwritten public offering (the “August 2019 Offering”) of 900,000 shares of our common stock at an offering price of $0.85 per share of our common stock for aggregate gross proceeds of $765,000, prior to deducting underwriting discounts, commissions and other offering expenses. ThinkEquity, a division of Fordham Financial Management, Inc., acted as the representative of the underwriters in the August 2019 Offering and was paid (i) $53,550 in underwriting commissions (7% pf the public offering price) and (ii) a non-accountable expense allowance to the equal to 1% of the gross proceeds received at the closing of the offering. We have paid certain of the representative’s expenses relating to the August 2019 offering, including the fees and expenses of the representative’s legal counsel and $7,500 for the underwriter’s use of Ipreo’s book-building, prospectus tracking and compliance software for this offering, totaling $42,500. Upon closing of the August 2019 Offering, we issued to the representative as compensation warrants to purchase 45,000 shares of our common stock (5% of the aggregate number of shares of common stock sold in the August 2019 offering). The representative’s warrants have an exercise price equal to 125% of the public offering price per share such offering and are exercisable at any time and from time to time, in whole or in part, commencing 180 days from the effective date of the registration statement for the August 2019 Offering and terminate on the fifth anniversary of such effective date.

Right of First Refusal

Until May 10, 2020 Roth Capital Markets (“Roth”) has a right of first refusal to act as lead investment banker, lead book-runner and/or lead placement agent, at its sole discretion, for each and every of our future public equity offerings for us, or any of our successors or subsidiaries, on terms customary to Roth. Roth in conjunction with us, shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Subject to the closing of this offering and certain conditions set forth in the underwriting agreement, beginning on May 11, 2020 and ending on twelve (12) month’s thereafter, the representative shall have a right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at its sole discretion, for each and every of our future public equity and debt offerings, including all equity linked financings, for us, or any of our successors or subsidiaries, on terms customary to the Representative. The Representative in conjunction with us, shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters are not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members may engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

NOTICE TO INVESTORS

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000; and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000; and (3) an annual net turnover of more than € 50,000,000, as shown in the last annual or consolidated accounts; or

●	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the securities offered hereby are “securities.”

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Gracin & Marlow, LLP, New York, New York. Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel to the underwriters in this offering.

EXPERTS

The financial statements as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Whitley Penn LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and the securities offered hereby, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

Registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC. You may also read all or any portion of the registration statement and certain other filings made with the SEC on our website at www.sgblocks.com. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, are required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You may obtain electronic copies of such periodic reports, proxy statements and other information at the website of the SEC referred to above, and our website at www.sgblocks.com. Except for the specific incorporated reports and documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain information that we will file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File No. 001-38037)) after the date of this prospectus and before the completion of the offering of the securities included in this prospectus, however, we will not incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K:

●	Our Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 001-38037) filed with the SEC on March 29, 2019,

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (File No. 001-38037) filed with the SEC on May 13, 2019;

●	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-38037) filed with the SEC on August 14, 2019;

●	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (File No. 001-38037) filed with the SEC on November 14, 2019;

●	Our Current Reports on Form 8-K (Commission File No. 001-38037) filed with the SEC on January 3, 2019, April 26, 2019, May 1, 2019, June 5, 2019, July 5, 2019, July 31, 2019, July 31, 2019, August 2, 2019, August 23, 2019, August 23, 2019, October 9, 2019, October 15, 2019, November 8, 2019, November 13, 2019 and December 5, 2019.

●	Our Definitive Proxy Statement on Schedule 14A, as amended filed with the SEC on April 25, 2019; Our Preliminary Proxy Statement on Schedule 14A filed with the SEC on November 19, 2019 and our Definitive Proxy Statement on Schedule14A filed with the SEC on December 2, 2019; and

●	The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on March 20, 2017 (Commission File No. 001-38037).

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus contained in the registration statement (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by writing or calling us at the following address and telephone number:

SG Blocks, Inc.

195 Montague Street, 14th Floor
Brooklyn, New York 11201

(646) 240-4235

Information about us is available at our website at www.sgblocks.com. Except for the specific incorporated reports and documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part. Any statement contained in this registration statement or in a document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this registration statement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

15,000,000 Shares of Common Stock

PROSPECTUS

ThinkEquity

a division of Fordham Financial Management, Inc.

December 10, 2019

Through and including January 7, 2020 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.